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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)*

SIMULA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

829206101
(CUSIP Number)

Arthur E. Levine President Levine Leichtman Capital Partners, Inc. 335 North Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2001
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 829206101	13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Levine Leichtman Capital Partners II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER -0- SHARES

		8.	SHARED VOTING POWER 605,234 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE POWER -0- SHARES

		10.	SHARED DISPOSITIVE POWER 605,234 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,234 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.7%, based on 12,229,613 shares of Common Stock outstanding at September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001

14.	TYPE OF REPORTING PERSON* PN

CUSIP NO. 829206101	13D	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LLCP California Equity Partners II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER -0- SHARES

		8.	SHARED VOTING POWER 605,234 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE POWER -0- SHARES

		10.	SHARED DISPOSITIVE POWER 605,234 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,234 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.7%, based on 12,229,613 shares of Common Stock outstanding at September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001

14.	TYPE OF REPORTING PERSON* PN

CUSIP NO. 829206101	13D	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Levine Leichtman Capital Partners, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER -0- SHARES

		8.	SHARED VOTING POWER 605,234 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE POWER -0- SHARES

		10.	SHARED DISPOSITIVE POWER 605,234 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,234 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.7%, based on 12,229,613 shares of Common Stock outstanding at September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001

14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 829206101	13D	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arthur E. Levine

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER -0- SHARES

		8.	SHARED VOTING POWER 605,234 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE POWER -0- SHARES

		10.	SHARED DISPOSITIVE POWER 605,234 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,234 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.7%, based on 12,229,613 shares of Common Stock outstanding at September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001

14.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 829206101	13D	Page 6 of 9 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lauren B. Leichtman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER -0- SHARES

		8.	SHARED VOTING POWER 605,234 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE POWER -0- SHARES

		10.	SHARED DISPOSITIVE POWER 605,234 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,234 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.7%, based on 12,229,613 shares of Common Stock outstanding at September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001

14.	TYPE OF REPORTING PERSON* IN

Page 7 of 9 Pages

AMENDMENT NO. 4 TO SCHEDULE 13D

    Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons"), hereby file this Amendment No. 4 to Schedule 13D (this "Amendment") with the Securities and Exchange Commission (the "Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on January 10, 2000 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on August 25, 2000 ("Amendment No. 1"), as further amended and supplemented by Amendment No. 2 to Schedule 13D filed with the Commission on November 13, 2000 ("Amendment No. 2"), and as further amended and supplemented by Amendment No. 3 to Schedule 13D filed with the Commission on November 2, 2001 ("Amendment No. 3"), relating to the Common Stock, par value $.01 per share, of Simula, Inc., an Arizona corporation (the "Issuer"). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is referred to herein as the "Amended Schedule 13D."

    Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

    This Amendment is being filed pursuant to a Joint Reporting Agreement dated January 7, 2000, a copy of which is attached as EXHIBIT 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

      (a) This Amendment is being filed to report that the Partnership exercised the Amended and Restated Warrant in full and, as a result thereof, ceased to be the beneficial owner of more than five percent (5.0%) of the outstanding shares of Common Stock. The Amended and Restated Warrant was exercisable by the Partnership into 850,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $1.6250 per Warrant Share. On November 14, 2001, the Partnership "net exercised" the Amended and Restated Warrant pursuant to the terms thereof by instructing the Issuer to withhold and cancel 241,266 Warrant Shares otherwise issuable to the Partnership upon exercise of the Amended and Restated Warrant as sole consideration for 608,734 Warrant Shares to be issued to the Partnership under the Amended and Restated Warrant. In addition, as described in Item 5(c) below, on November 14, 2001, the Partnership sold an aggregate of 3,500 Warrant Shares through "brokers' transactions" pursuant to Rule 144 promulgated under the Securities Act. The 608,734 Warrant Shares issued or issuable to the Partnership, less the 3,500 shares of Common Stock sold by the Partnership, constitutes approximately 4.7% of the outstanding shares of Common Stock. (See Item 5 below). Accordingly, the Partnership is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act with respect to the Common Stock. The Partnership has withdrawn its previous request of the Issuer, as disclosed in Amendment No. 3, to register the Warrant Shares for resale under the Securities Act.

      (b)-(j) None of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (b) through (j) of Item 4.

  Page 8 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

      (a) Each Reporting Person is deemed to be the beneficial owner of 605,234 Warrant Shares. (The Reporting Persons have no economic or pecuniary interest in, and disclaim beneficial ownership of, any shares of Common Stock beneficially owned by the Principal Shareholders.)

      The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 4.7% of the shares of such class. Such percentage has been calculated based on 12,229,613 shares of Common Stock outstanding at September 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, filed with the Commission on November 14, 2001, and was calculated in accordance with Rule 13d-3(d)(1)(i).

      (b) The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 605,234 Warrant Shares.

      By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to the 605,234 Warrant Shares.

      By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 605,234 Warrant Shares.

      By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 605,234 Warrant Shares.

      (c) Since the filing of Amendment No. 3 on November 2, 2001, the Partnership effected the sale of an aggregate of 3,500 Warrant Shares on November 14, 2001, through "brokers' transactions" pursuant to Rule 144 promulgated under the Securities Act. The sales prices per Warrant Share were (i) $5.31, with respect to 1,000 Warrant Shares, and (ii) $5.30, with respect to 2,500 Warrant Shares. Except as described herein and in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 3.

      (d) Not applicable.

      (e) As described in Item 4 above, the Partnership ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock on November 14, 2001.

Page 9 of 9 Pages

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2001	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership
	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner
		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner
			By:	/s/ Arthur E. Levine Arthur E. Levine President
LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership
	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner
		By:	/s/ Arthur E. Levine Arthur E. Levine President
LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation
	By:	/s/ Arthur E. Levine Arthur E. Levine President
/s/ Arthur E. Levine ARTHUR E. LEVINE
/s/ Lauren B. Leichtman LAUREN B. LEICHTMAN

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AMENDMENT NO. 4 TO SCHEDULE 13D
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
SIGNATURES